Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Summary statement of voting received by the underwriter

Pursuant to CVM Instruction No. 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the summary statement of voting on the consolidation of voting instructions given by underwriters, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received, about the matters submitted for resolution at its Annual General Stockholders' Meeting to be held on April 24, 2019 at 11:00 a.m. in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, as presented below:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018:		Approve	9,936,654	97.8871
			Reject	-	-
			Abstain	214,480	2.1129
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoes-com-investidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en		Approve	10,151,134	100.0000
			Reject	-	-
			Abstain	-	-
3	Fix the number of members who will comprise the Board of Directors in eleven (11) as proposed by the controlling shareholders:		Approve	10,151,134	100.0000
			Reject	-	-
			Abstain	-	-
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	2,159,728	21.2757
			No	4,489,456	44.2262
			Abstain	3,501,950	34.4981
5	Election of the Board of Directors by candidate - Total members to be elected: 11 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alfredo Egydio Setubal	Approve	9,797,950	96.5207
			Reject	146,763	1.4458
			Abstain	206,421	2.0335
		Ana Lúcia de Mattos Barretto Villela	Approve	9,899,263	97.5188
			Reject	45,450	0.4477
			Abstain	206,421	2.0335
		Fábio Colletti Barbosa (Independent member)	Approve	9,944,713	97.9665
			Reject	-	-
			Abstain	206,421	2.0335
		Gustavo Jorge Laboissière Loyola (Independent member)	Approve	9,944,713	97.9665
			Reject	-	-
			Abstain	206,421	2.0335
		João Moreira Salles	Approve	9,944,713	97.9665
			Reject	-	-
			Abstain	206,421	2.0335
		José Galló (Independent member)	Approve	9,904,813	97.5735
			Reject	39,900	0.3931
			Abstain	206,421	2.0335
		Marco Ambrogio Crespi Bonomi (Independent member)	Approve	9,944,713	97.9665
			Reject	-	-
			Abstain	206,421	2.0335
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	9,944,713	97.9665
			Reject	-	-
			Abstain	206,421	2.0335
		Pedro Moreira Salles	Approve	9,944,713	97.9665
			Reject	-	-
			Abstain	206,421	2.0335
		Ricardo Villela Marino	Approve	6,757,213	66.5661
			Reject	3,187,500	31.4004
			Abstain	206,421	2.0335
		Roberto Egydio Setubal	Approve	9,944,713	97.9665
			Reject	-	-
			Abstain	206,421	2.0335
6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?		Yes	3,291,368	32.4236
			No	-	-
			Abstain	6,859,766	67.5764
7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		265,732	8.0767
		Ana Lúcia de Mattos Barretto Villela		274,941	8.3567
		Fábio Colletti Barbosa (Independent member)		274,941	8.3567
		Gustavo Jorge Laboissière Loyola (Independent member)		274,941	8.3567
		João Moreira Salles		274,941	8.3567
		José Galló (Independent member)		274,941	8.3567
		Marco Ambrogio Crespi Bonomi (Independent member)		274,941	8.3567
		Pedro Luiz Bodin de Moraes (Independent member)		274,941	8.3567
		Pedro Moreira Salles		274,941	8.3567
		Ricardo Villela Marino		274,941	8.3567
		Roberto Egydio Setubal		274,941	8.3567

8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (*)		Yes	206,421	2.0335
			No	1,381,756	13.6118
			Abstain	8,562,957	84.3547
9	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	8,910,591	87.7793
			No	1,240,543	12.2207
			Abstain	-	-
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (*)		Yes	290,519,924	29.3586
			No	245,814,177	24.8408
			Abstain	453,223,690	45.8006
11	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	700,533,214	70.7926
			No	286,938,777	28.9967
			Abstain	2,085,800	0.2108
12	Election of the Fiscal Council by candidate - Total members to be elected: 2 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (effective) / João Costa (substitute)	Approve	10,125,652	99.7490
			Reject	-	-
			Abstain	25,482	0.2510
		José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (substitute)	Approve	10,125,652	99.7490
			Reject	-	-
			Abstain	25,482	0.2510
13	Separate election of the Fiscal Council - Preferred shares Nomination of candidates to the Fiscal Council by stockholders holding preferred shares without voting or restricted voting rights	Eduardo Azevedo do Valle (effective) / Debora Santille (substitute)	Approve	968,458,835	97.8678
			Reject	-	-
			Abstain	21,098,956	2.1322
14	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$380,000,000.00:		Approve	6,935,597	68.3234
			Reject	1,953,307	19.2423
			Abstain	1,262,230	12.4344
15	Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:		Approve	10,151,134	100.0000
			Reject	-	-
			Abstain	-	-

(*) This refers to the total equity investments, without considering the uninterrupted percentage during the period of three months, at least, immediately prior to the General Stockholders' Meeting provided for in paragraph 6 of Article 141 of Law No. 6,404/76.

São Paulo-SP, April 22, 2019.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations